December 24, 2010
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
 Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Senior Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Statement on Verigy Ltd.’s Announcement Regarding Advantest Corporation

On the morning of December 23, 2010 U.S. time (the evening of December 23, 2010 Japan Time), Verigy Ltd. announced that Advantest Corporation (the “Company”) has revised its acquisition proposal to Verigy Ltd.  The Company confirms that it has revised its acquisition proposal to Verigy Ltd.; however, no transaction has been agreed upon and there have been no developments warranting an announcement by the Company at this time. The Company intends to continue discussions with Verigy Ltd.